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100 F Street, N. E. Washington, D. C. 20549	File No. 042844-0002

Attention:	Myra Moosariparambil Nasreen Mohammed Tia L. Jenkins, Senior Assistant Chief Accountant

Re:	Sterlite Industries (India) Limited Form 20-F for the Fiscal Year Ended March 31, 2013 Filed July 30, 2013 (File No. 001-33175)

Ladies and Gentlemen:

We are counsel to Sesa Sterlite Limited (previously known as Sterlite Industries (India) Limited), a corporation incorporated under the laws of the Republic of India (the “Company”). The Company received a comment letter dated February 6, 2014 regarding the Staff’s review of the Company’s Form 20-F for the fiscal year ended March 31, 2013. The comment letter indicated that the Company should respond to the comments within ten business days or advise you when the Company will provide you with a response.

The Company is in the process of undertaking the appropriate work to formulate thorough responses to the Staff’s comments and having discussions with its auditors. The Company respectfully requests an extension for additional ten business days and be permitted to respond to the comments by March 7, 2014.

Please contact me at +65.6437.5467 if you have any questions or require any additional information.

Respectfully submitted,

/s/ Rajiv Gupta

Rajiv Gupta of LATHAM & WATKINS LLP

cc:	Mahendra Singh Mehta Chief Executive Officer Sese Sterlite Limited